BofA Securities, Inc.
As representative of the several Underwriters
c/o BofA Securities, Inc.
One Bryant Park
New York, New York 10036
VIA EDGAR
March 10, 2025
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Ms. Cara Wirth

Re: Amentum Holdings, Inc. (the “Company”)
Registration Statement on Form S-1 (File No. 333-285663)
Dear Ms. Wirth:
Pursuant to Rule 461 of the Rules and Regulations of the U.S. Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “Securities Act”), the undersigned, as representative of the several underwriters (collectively, the “Underwriters”), of the proposed public offering of the Company’s common stock, hereby joins with the Company’s request that the effective date of the Registration Statement on Form S-1 (File No. 333-285663) (the “Registration Statement”) be accelerated so that the same will be declared effective at 5:00 p.m., Eastern Time, on March 11, 2025, or as soon thereafter as is practicable.
Pursuant to Rule 460 of the Rules and Regulations of the Commission under the Securities Act, we wish to advise you that as of the date hereof we expect to distribute as many copies of the preliminary prospectus as appears to be reasonable to secure adequate distribution of the preliminary prospectus to prospective Underwriters, institutional investors, dealers and others.
The undersigned, as representative of the several Underwriters, advises that it has complied and will continue to comply, and that it has been informed by the participating Underwriters and dealers that they have complied and will continue to comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.
[Remainder of Page Intentionally Left Blank]

Very truly yours,
As Representative of the several Underwriters
BOFA SECURITIES, INC.

By:	/s/ Andrew Chassin
Name: Andrew Chassin
Title: Managing Director
[Signature Page to Acceleration Request by Underwriters]